UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
February 7, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑                     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES

SIGNATURES
Date February 7, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO CORPORATION’S FINANCIAL STATEMENTS RELEASE 2006
(Helsinki, Finland, February 7, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
A RECORD YEAR FOR METSO; STRONG VOLUME GROWTH ESTIMATED TO CONTINUE IN 2007
Highlights of 2006
– In 2006, new orders worth EUR 5,705 million were received (EUR 4,745 million in 2005).
– At year’s end, the order backlog was EUR 3,737 million (EUR 2,350 million at December 31, 2005). This includes EUR 727 million order backlog of the Pulping and Power businesses acquired from Aker Kvaerner. The acquired businesses were consolidated into Metso’s balance sheet on December 31, 2006.
– Net sales increased by 17 percent and totaled EUR 4,955 million (EUR 4,221 million).
– Operating profit was EUR 457.2 million, i.e. 9.2 percent of net sales (EUR 335.0 million and 7.9%).
– Nonrecurring deferred tax assets of EUR 87 million were recognized through the income statement.
– Earnings per share from continuing operations were EUR 2.89 (EUR 1.57).
– Free cash flow was EUR 327 million (EUR 106 million).
– Return on capital employed (ROCE) was 22.2 percent (18.8%).
– The Board proposes a dividend of EUR 1.50 per share.
Highlights of the last quarter of 2006
– New orders worth EUR 1,557 million were received in October-December (EUR 1,537 million in Q4/05).
– Net sales increased by 23 percent and totaled EUR 1,538 million (EUR 1,254 million in Q4/05).
– Operating profit was EUR 125.0 million, i.e. 8.1 percent of net sales (EUR 101.5 million and 8.1% in Q4/05).
– In the final quarter, a nonrecurring deferred tax asset of EUR 30 million was recognized in the income statement.
– Earnings per share from continuing operations were EUR 0.86 (EUR 0.47 in Q4/05).
“Year 2006 was a year of consistent profitable growth for Metso. The favorable market situation prompted brisk order intake throughout our businesses. Our net sales clearly exceeded our over 10 percent growth target for a second year in a row, and our operating profit improved substantially,” says Jorma Eloranta, President and CEO of Metso Corporation.
Also the outlook for 2007 is positive: “We have started the year with a very solid order backlog out of which over 80 percent is scheduled to be delivered this year. Furthermore, we expect the overall favorable demand for our products to continue, which give us confidence that our net sales growth will remain strong,” Eloranta notes.
“Of course, we still see opportunities to improve our performance. Aftermarket development, continuous improvement of productivity and further cutting of non-quality costs remain on our agenda as means to further boost our profitability. In addition, we will be investing in supply chain management and in securing our delivery capability to respond to the growth especially in Metso Minerals and Metso Automation. We continue to strengthen our presence in the emerging markets to secure Metso’s longer-term development.”
According to Eloranta, the integration of Pulping and Power businesses, acquired from Aker Kvaerner in the end of 2006, is proceeding according to plans. “The acquisition will significantly improve our capabilities as a full-scope supplier to the pulp and paper industries. Furthermore, we see very promising business opportunities in the power industry and biomass technology.”

Key figures

						Change
EUR million	Q4/06	Q4/05	Change %	2006	2005	%
Net sales	1,538	1,254	23	4,955	4,221	17
Operating profit	125.0	101.5	23	457.2	335.0	36
% of net sales	8.1	8.1		9.2	7.9
Earnings per share from continuing operations, basic, EUR	0.86	0.47	83	2.89	1.57	84
Earnings per share from continuing and discontinued operations, basic, EUR	0.86	0.47	83	2.89	1.69	71
Orders received	1,557	1,537	1	5,705	4,745	20
Order backlog from continuing operations, Dec 31				3,737	2,350	59
Free cash flow				327	106	208
Return on capital employed (ROCE), annualized, %				22.2	18.8
Equity to assets ratio, Dec 31, %				36.1	37.5
Gearing, Dec 31, %				30.8	22.4
Metso’s last quarter 2006 review
Operating environment and demand for products in October-December
In the fourth quarter, the demand for Metso’s products and services continued much the same as in the first nine months. The construction, mining and energy industry markets were good overall, while the pulp and paper industry markets were satisfactory. The overall demand for aftermarket services continued to be good.
Metso Paper’s new paper and board machine orders originated mainly from Asia. The demand for rebuilds was quiet in Europe and North America. The demand for tissue machines remained good in all markets. The demand for fiber lines was strongest in Southeast Asia.
In construction, the demand for Metso Minerals’ aggregates production-related equipment was good. The demand for mining equipment continued to be excellent in all markets. The demand for metal recycling equipment was excellent except in the USA.
The demand for Metso Automation’s valves and field device systems remained excellent. The demand for automation systems was good in the power, oil and gas industry, and satisfactory in the pulp and paper industry.
Orders received in October-December
Metso’s order intake in the last quarter of 2006 was overall on the same level as in the comparison quarter last year. The orders received by Metso Minerals grew by

23 percent on the comparison quarter due to strong demand for mining equipment. The 8 percent increase in Metso Automation’s order intake was mainly attributable to the good demand for valves and field device systems. Metso Paper’s order intake for the last quarter of 2006 was good, even though it was 14 percent down on the exceptionally high comparison quarter of 2005. Metso Ventures’ orders decreased due to Metso Panelboard.
The largest orders received in October-December included a papermaking line to Japan, fiber lines to Southeast Asia and India, and bulk materials handling and processing equipment to Brazil.
Financial performance in October-December
Metso’s net sales grew by 23 percent compared with October-December 2005. The growth was strongest in Metso Paper, where the increase of 33 percent was due to the timing of large project deliveries for the final quarter. Metso Minerals’ deliveries increased by 21 percent and Metso Automation’s deliveries by 18 percent. The delivery problems that hindered Metso Automation in the third quarter have been solved for the most part, and the delivery volumes of valves and field device systems in the last quarter were record-high. The net sales of Metso Ventures increased by 5 percent due to the larger delivery volumes of the Foundries and Valmet Automotive.
Operating profit for the year’s last quarter totaled EUR 125.0 million, i.e. 8.1 percent of net sales. The biggest improvements in operating profit were made by Metso Minerals and Metso Automation, mainly due to increased delivery volumes. Metso Paper’s last-quarter operating profit margin was negatively affected by the high share of project deliveries and low volume in higher-margin aftermarket business. Metso Paper also recognized some EUR 10 million in expenses related to business reorganizations in Italy and the USA, and to the integration of the Pulping and Power businesses. Metso Ventures’ operating profit for the last quarter was weaker than in the comparison quarter due to Metso Panelboard’s losses. The operating loss of Metso Ventures includes expenses of EUR 9 million resulting from Metso Panelboard’s restructuring costs and goodwill impairment and a gain of EUR 10 million from the divestment of Metso Powdermet AB.
In the last quarter, Metso recognized a nonrecurring deferred tax asset of EUR 30 million with respect to its U.S. operations. This had a positive impact in the income statement.

Financial Statements Release 2006
Metso’s operating environment and demand for products
The market situation for Metso’s products and services was favorable all year. The construction, mining and energy industry markets were excellent on the whole and the pulp and paper markets were good. The overall demand for aftermarket services was good.
With respect to Metso Paper’s products, the demand for new paper and board machines was satisfactory. The demand continued to be focused on Asia, particularly China, where many customers are actively investing. The Japanese market picked up, leading to two orders for new paper machines. The demand for paper and board machine rebuilds leveled off as expected in Europe and North America, partly due to business restructuring in paper companies. The demand for new tissue machines, rebuilds and related services was good in all markets. The demand for new fiber lines, rebuilds and related aftermarket services was good overall. Demand for new fiber lines was especially brisk in South America and Asia.
The demand for Metso Minerals’ crushing and screening equipment and services related to construction was excellent due to road network development projects and other infrastructure investments. Despite volatility, metal prices remained high and the demand for various kinds of crude ore continued to grow driven by emerging markets. The demand for mining equipment and related aftermarket services was excellent in all market areas and particularly in South America and Australia, where the large mining companies carried out major investments. Mining industry projects were increasingly large in scope. The demand for metal recycling equipment was also excellent thanks to increased recycling and high metal prices.
The markets for Metso Automation’s process automation systems in the pulp and paper industry were satisfactory all year. The demand for flow control systems was good in the pulp and paper industry and excellent in the power, oil and gas industry. The markets for process automation systems in the power industry were good.
Orders received and order backlog
Metso’s orders received increased by 20 percent on the year 2005, and their total value was EUR 5,705 million. Growth came from all business areas. The growth in orders was proportionally strongest at Metso Minerals and Metso Automation. At the end of 2006, Metso’s order backlog was EUR 3,737 million, which included a EUR 727 million order backlog from the Pulping and Power businesses acquired in December.
The value of orders received from the BRIC countries (Brazil, Russia, India and China) was more than 50 percent up on 2005. The contribution of these countries to Metso’s order intake rose to 23 percent, whereas it was 19 percent in the comparison year.
Orders received by business area

	2006		2005
		% of		% of
	EUR	orders	EUR	orders
	million	received	million	received
Metso Paper	2,139	37	1,993	41
Metso Minerals	2,630	45	1,936	40
Metso Automation	717	12	580	12
Metso Ventures	332	6	324	7

Intra-Metso orders received	(113)	—	(88)	—
Total	5,705	100	4,745	100

Orders received by market area

	2006		2005
		% of		% of
	EUR	orders	EUR	orders
	million	received	million	received
Europe	1,993	35	2,110	44
North America	1,099	19	960	20
South and Central America	757	13	562	12
Asia-Pacific	1,503	27	896	19
Rest of the world	353	6	217	5
Total	5,705	100	4,745	100
Net sales
Metso’s net sales rose by 17 percent on the comparison year and totaled EUR 4,955 million. The increase was due both to the continuing good market situation and to strengthened competitiveness, and was attributable to all business areas. The exchange rate translation did not affect the growth of net sales. Aftermarket operations accounted for 36 percent (38% in 2005) of Metso’s net sales (excluding Metso Ventures). In terms of euros, the aftermarket business volume increased by 10 percent and the growth came from Metso Minerals.
The largest individual countries in terms of net sales in 2006 were the United States, Brazil, China, Finland and Germany. Deliveries of mining equipment and fiber lines resulted in a large net sales increase in Brazil.
Net sales by business area

		2006		2005
	EUR	% of	EUR	% of
	million	net sales	million	net sales
Metso Paper	1,947	38	1,702	39
Metso Minerals	2,174	43	1,735	40
Metso Automation	613	12	584	14
Metso Ventures	332	7	284	7
Intra-Metso net sales	(111)	—	(84)	—
Total	4,955	100	4,221	100
Net sales by market area

	2006		2005
	EUR	% of	EUR	% of
	million	net sales	million	net sales
Europe	2,002	41	1,900	45
North America	1,012	20	889	21
South and Central America	685	14	485	12
Asia-Pacific	991	20	735	17
Rest of the world	265	5	212	5
Total	4,955	100	4,221	100
Financial result
In 2006, Metso’s operating profit was EUR 457.2 million, or 9.2 percent of net sales (EUR 335.0 million and 7.9% in 2005). The improvement in profitability was mainly attributable to strong volume growth, especially at Metso Minerals. Metso Paper and Metso Automation also improved their operating profits. The operating profit of Metso Ventures was affected by the losses of Metso Panelboard’s operations.

Metso’s net financial expenses decreased to EUR 36 million (EUR 43 million) as a result of continuing strong cash flow from operating activities.
Metso’s profit from continuing operations before taxes was EUR 421 million (EUR 292 million).
In 2006, Metso recognized nonrecurring deferred tax assets totaling EUR 87 million with a positive impact in the income statement with respect to its U.S. operations where Metso had unrecognized tax losses and other temporary differences between accounting and taxation. At the end of 2006, all the deferred tax assets related to the U.S. operations had been recognized. The recognition is based on the fact that Metso’s U.S. operations have turned clearly profitable. In 2006, Metso’s tax rate, excluding the deferred tax assets of EUR 87 million, was 23 percent. Metso’s tax rate for 2007 is estimated to be about 30 percent.
The profit attributable to shareholders was EUR 409 million, corresponding to earnings per share of EUR 2.89. Excluding the nonrecurring deferred tax assets of EUR 87 million, earnings per share were EUR 2.28.
The return on capital employed (ROCE) was 22.2 percent (18.8%) and the return on equity (ROE) was 30.3 percent (20.9%).
Cash flow and financing
Metso’s net cash generated by operating activities was EUR 442 million (EUR 164 million). The increase in inventories and receivables due to volume growth was compensated by increase in accounts payable and advances received. Metso’s free cash flow was EUR 327 million (EUR 106 million).
The acquisition of the Pulping and Power businesses increased Metso’s net interest-bearing liabilities by EUR 261 million, and they totaled EUR 454 million at the end of the year. Gearing (the ratio of net interest-bearing liabilities to shareholders’ equity) was 30.8 percent. The effect of the acquisition of the Pulping and Power businesses on gearing was 18 percentage points. Metso’s equity to assets ratio was 36.1 percent. In April 2006, Metso paid dividends for 2005 of EUR 198 million.
In December, Metso drew a EUR 100 million loan from the European Investment Bank. The purpose of the loan, which was agreed in 2004, is to finance R&D activities carried out within Metso. The loan has a floating interest rate, its tenure is 10 years and repayment will begin in 2010. In addition, Metso signed a EUR 500 million revolving 5-year loan facility in December which is primarily intended to support Metso’s short-term funding. It replaces an originally EUR 450 million facility agreed in 2003.
In September, Moody’s Investor Service upgraded the long-term credit ratings of Metso to Baa3 from Ba1 and considered the outlook on ratings stable. In October, Standard & Poor’s Ratings Services upgraded the long-term credit rating of Metso to BBB- from BB+ and the short-term rating to A-3 from B. The rating on Metso’s senior unsecured debt was upgraded to BB+ from BB. Standard & Poor’s considered the outlook on ratings stable.
Capital expenditure
Metso’s gross capital expenditure was EUR 131 million excluding acquisitions (EUR 107 million). Capital expenditure was mainly related to information systems, as well as to expansions and maintenance of production facilities. Production facilities are being expanded at, for example, Metso Minerals’ units in Tampere, Finland and in Columbia, South Carolina, USA, and Metso Paper’s unit in Wuxi, China. Additionally, Metso Paper’s pilot paper machine in Jyväskylä, Finland was rebuilt and the service unit in Zaragoza, Spain was expanded.
In 2007, Metso’s capital expenditure excluding acquisitions is expected to increase with some 15-20 percent compared to 2006. This increase is due to the capacity investments necessitated by strong volume growth, to information systems investments and to the expansion of operations due to the acquisitions completed.
Acquisitions and divestments
In August, Metso Paper received the relevant regulatory approvals from the Chinese authorities for the acquisition of Shanghai-Chenming Paper Machinery Co. Ltd, agreed in February 2006. All the shares of the company were transferred to Metso on August 31, 2006. The debt-free purchase price and the investments related to the development of the unit total about EUR 35 million. The company’s new name is Metso Paper Technology (Shanghai) Co., Ltd.
In September, Metso agreed to acquire the business assets of Svensk Gruvteknik AB and Svensk Pappersteknik AB in Sweden to strengthen its aftermarket business. The business assets were transferred to Metso on October 1, 2006. The debt-free purchase price totaled approximately EUR 4 million.
In December, Metso Paper acquired all of Sumitomo Heavy Industries’ (SHI) shares of the Metso-SHI Co., Ltd. joint venture that has represented Metso Paper and Metso Automation on the Japanese markets. Previously Metso possessed 65 percent and SHI 35 percent of the joint venture.
Metso completed the acquisition of Aker Kvaerner’s Pulping and Power businesses in December. The businesses were transferred to Metso on December 29, 2006. The European Commission clearance for the acquisition was received on December 12, 2006. In 2006, net sales of the Pulping and Power businesses transferred to Metso were approximately EUR 600 million and the number of employees was approximately 2,100.
The estimated acquisition price is EUR 341 million including EUR 6 million costs related to acquisition and EUR 52 million acquired net cash (for further information see “Acquistion of Pulping and Power businesses of Aker Kvaerner”). The final transaction price will be based on the balance sheet values at the time of the closing and will be agreed during the first quarter of 2007. According to Metso’s estimates the annual cost-based synergies to be derived from the acquisition amount to EUR 20-25 million. About one third of this is estimated to be realized during 2007. The one-time costs arising from the integration are estimated to be approximately EUR 10 million and they are estimated to be realized mainly during 2007.
The acquisition cost exceeded the book value of the acquired business by EUR 384 million, of which EUR 154 million was allocated to intangible assets, i.e. to the acquired technology, customer relations and order backlog, in accordance with the IFRS principles. The intangible assets will be annually amortized during their economic useful life, thereby reducing the operating result, but with no cash flow effect. The amortization of intangible assets resulting from the transaction is estimated to be EUR 37 million in 2007, EUR 20 million in 2008, and EUR 13 million thereafter. The rest of the transaction price exceeding the book value will remain as goodwill not to be amortized.
The acquired Pulping and Power businesses were consolidated into Metso’s balance sheet at December 31, 2006, but they have no effect to Metso’s 2006 income statement. The transaction is estimated to have a positive effect on Metso’s operating profit before the integration costs and on Metso’s cash flow from operating activities in 2007.
In December, Metso also completed the divestment to Canadian Groupe Laperrière & Verreault Inc. (GL&V) of a so-called remedy package related to the acquisition of Aker Kvaerner’s Pulping and Power businesses. The remedy package comprised of the following Metso’s and Aker Kvaerner’s overlapping areas: Kvaerner Pulping’s pulp washing, oxygen delignification and bleaching businesses as well as Metso’s batch cooking business and its licensing back to Metso. The remedy package was transferred to GL&V on December 29, 2006. The clearance received from the European Commission on December 12, 2006 was conditional on the divestment of the remedy package. Even after the divestment, Metso has a comprehensive pulp industry product offering.
Metso finalized in December the divestment of Metso Powdermet AB in Sweden to Sandvik AB. Metso recorded a tax-free sales gain of EUR 10 million from the divestment.
Changes in the corporate structure
Metso dismantled the Metso Ventures business area on January 1, 2007. Two of Metso Ventures’ three foundries were transferred under Metso Paper and one under Metso Minerals. Metso Panelboard became part of Metso Paper, Metso Powdermet Oy was transferred to Metso Minerals and Metso Powdermet AB was divested. Valmet Automotive will be reported as a separate financial holding unit of Metso Corporation from the beginning of 2007.
Metso Automation changed its organization as of October 1, 2006. The business lines within Metso Automation are Flow Control and Process Automation Systems.
Metso Minerals’ operations were organized according to the three core customer segments as of January 1, 2007. The business lines are Construction, Mining and Recycling.
Metso Paper’s business lines after the acquisition of the Pulping and Power businesses are: Fiber, Paper and Board, Finishing, Tissue, Service, Power and Panelboard.
Research and development
Metso’s research and development expenses totaled EUR 109 million (EUR 96 million), representing 2.2 percent of net sales. Metso has strengthened its competence in materials technology by establishing a new Metso Materials Technology business unit, part of Metso Minerals. The new unit provides product solutions and research and development services related to materials technology, and it develops materials technology solutions for components and wear parts meeting the needs of different industries, such as wood processing, power generation, minerals processing and chemicals production. Resources for the new unit were transferred from Metso Powdermet Oy.
During the year, Metso Paper rebuilt its PM2 pilot paper machine at Jyväskylä, Finland. A new press section was installed in the pilot paper machine, the dryer section was rebuilt and several other improvements covering the whole process line were made. Metso Paper launched a number of paper making related products improving efficiency and end product quality. For example, the Val product family was supplemented with a new ValFlo headbox, ValFormer forming section and ValZone calender based on new technology. In the fiber business, research and development was focused on washing presses and more environmentally sound bleaching processes.
In 2006, Metso Minerals launched a wireless sensor which can be used to monitor the movements of blocks of ore in the mine from blasting to pre-crushing and piling, and on to the grinding process. Also the new generation HP4 cone crusher was launched. Due to its heavy-duty structure and increased power the crusher can produce fine-grade aggregates in a process that would normally call for two separate third and fourth stage crushers.
In 2006, Metso Automation’s new products included a Neles SwitchGuard, an intelligent controller for pneumatic on/off valves. Other product launches included a microwave technology-based solid content transmitter, the kajaaniTS, designed for total solids measurements in municipal wastewater treatment plants and for their sludge treatment processes. Metso Automation also launched the new-generation metsoDNA CR solution and IQMoisture, which is a fast on-line measurement method developed to control the machine- and cross-direction moisture profiles of paper and board machines. Additionally, Metso Automation launched new products supplementing its PaperIQ quality control system and PaperIQ profilers product range.
Environment
The environmental impact of Metso’s own production is minor and relates mainly to the consumption of raw materials and energy, emissions to air, water consumption and waste. Metso seeks to reduce environmental hazards through continuous development and by decreasing the use of power, raw materials and hazardous substances. Metso’s R&D develops products and solutions that reduce environmental impacts in Metso’s customer industries. Metso’s product range includes several products for the recycling of raw materials both in rock, metal and mineral processing and in the pulp and paper industry.
Risks and business uncertainties
Metso’s operations are affected by various strategic, operational, hazard and financial risks. Metso takes measures to manage and limit the potential adverse effects of these risks. However, if such risks materialized, they could have material adverse effects on Metso’s business, financial condition and operating result or on the value of shares and other securities.
Metso’s risk assessments take into consideration the probability and effects of the risks on net sales and financial results. The risk level is estimated to be currently acceptable in proportion to the quality and scope of the Corporation’s operations. This section features a brief description of Metso’s most significant strategic and operational risks.
Business cycles in the global economy and customer industries affect the demand for Metso’s products and the company’s financial situation. The geographical diversity of operations and the range of customer industries served reduce the effect of business cycles over the long term. New equipment orders tend to be more affected by business cycles than the demand for rebuilds, process improvements and aftermarket operations, the latter of which Metso is actively aiming to increase.
The long-term development of Metso’s business can be affected by development risks related to new markets and business opportunities, and these can also be reflected in Metso’s values and brand. Business development risks also include the risks related to acquisitions.
Changes in customer industry demand affect Metso’s operations. Such changes may be related, for instance, to strategy changes in customer companies, product development, product requirements, or environmental aspects. Metso also has a number of competitors, varying by business area and product. Metso protects its products and business-related intellectual property rights through patents and trademarks.
Metso’s technology risks are related to technological competence, research and product development. The use of new technology may temporarily increase quality-related costs.
The risks associated with raw materials and the subcontractor and supplier network are significant for Metso’s operations. The direct risks associated with raw materials procurement have decreased in recent years, because Metso’s operations have increasingly focused on manufacturing and assembling core components. On the other hand, outsourcing has increased the importance of and risks related to suppliers and subcontractors. Supply problems of raw material suppliers may increase the costs of the raw materials used in Metso’s products and lengthen delivery lead times. For example, steel and scrap iron are among the most important raw materials. Changes in the prices of electricity, oil and metals may indirectly and adversely affect Metso’s operations, if the price fluctuations decrease the investment willingness of customer industries.

Due to the geographically widespread operations of Metso and its customers, global political developments, political unrest, terrorism and armed conflicts constitute risks to Metso and its customers. Operations are also affected by cultural and religious factors and by legislation, particularly the environmental legislation of different countries. Metso monitors these international trends and laws that are under preparation and anticipates their effects.
By assessing human resources and organizational structures, Metso aims to ensure organizational efficiency and competence and to avoid risks such as unsuitable recruiting, imbalance in the age structure and excessive personnel turnover.
Metso’s Corporate Treasury is responsible for managing liquidity, interest rate and currency risks and other financial risks and securing the availability of equity and debt capital on competitive terms.
Subpoena from U.S. Department of Justice requiring Metso to produce documents
In November, Metso Minerals Industries, Inc., which is Metso Minerals’ U.S. subsidiary, received a subpoena from the Antitrust Division of the United States Department of Justice calling for Metso Minerals Industries, Inc. to produce certain documents. The subpoena relates to an investigation of potential antitrust violations in the rock crushing and screening equipment industry. Metso is co-operating fully with the Department of Justice.
Personnel
At the end of the year Metso employed 25,678 people which is 3,500 more than at the end of 2005. In 2006, Metso employed an average of 23,364 people. Due to the rapidly growing importance of the BRIC countries (Brazil, Russia, India and China), Metso’s personnel in these countries increased by 44 percent on 2005. These countries accounted for 13 percent of Metso total personnel compared with 10 percent in 2005.
The acquisitions of the Pulping and Power businesses, Svensk Pappersteknik AB and Shanghai-Chenming Paper Machinery, all of which were carried out in 2006, increased Metso Paper’s personnel by about 2,600. Metso Minerals’ personnel increased by 649 due to the growth of business and the acquisition of Svensk Gruvteknik AB in October. Metso Automation’s number of personnel increased by 183 persons mainly due to the efforts to bolster sales and customer service resources.
The salaries and wages of Metso employees are determined on the basis of local collective and individual agreements, employee performance and job evaluations. Basic salaries and wages are complemented by performance-based compensation systems. In 2006, the total amount of salaries and wages paid was EUR 909 million.
Personnel by business area

	2006		2005
		% of total		% of total
	Dec 31	personnel	Dec 31	personnel
Metso Paper	10,867	42	8,201	37
Metso Minerals	9,170	36	8,521	39
Metso Automation	3,352	13	3,169	14
Metso Ventures	1,967	8	1,993	9
Corporate Office and shared services	322	1	294	1
Total	25,678	100	22,178	100
Personnel by area

	Dec 31, 2006	Dec 31, 2005	Change %
Finland	9,281	8,340	11
Other Nordic countries	3,580	2,491	44
Other Europe	3,067	2,959	4
North America	3,715	3,526	5
South and Central America	2,439	2,070	18

	Dec 31, 2006	Dec 31, 2005	Change %
Asia-Pacific	2,262	1,498	51
Rest of the world	1,334	1,294	3
Total personnel in continuing operations	25,678	22,178	16
Changes in the Metso Executive Team
Metso’s Executive Team and its members’ areas of responsibility were changed at the beginning of August. Risto Hautamäki is responsible for Metso Paper until March 31, 2007. Bertel Langenskiöld is responsible for the Fiber Business Line and the integration of the Pulping and Power units, and the whole Metso Paper as of April 1, 2007. Matti Kähkönen is responsible for Metso Minerals and Pasi Laine for Metso Automation. Vesa Kainu continues as an Executive Team member until February 28, 2007 when he will retire. The Chairman of the Executive Team is Jorma Eloranta, President and CEO, and the Vice Chairman is Olli Vaartimo, Executive Vice President and CFO.
Financial targets and dividend policy
In October, Metso updated its financial targets and upgraded its dividend policy. The average annual net sales growth target is more than 10 percent. Growth will be attained both organically and through value-enhancing complementary acquisitions. Major acquisitions with a significant impact on Metso will come on top of this 10 percent growth target. The operating profit margin target (EBIT-%) is more than 10 percent. Furthermore, Metso’s target is that its key financial indicators, capital structure and cash flow metrics will support solid investment grade credit ratings.
Metso also upgraded its dividend policy to distribute at least 50 percent (earlier 40 percent) of annual earnings per share as dividends or in other forms of repatriation of capital.
Decisions of the Annual General Meeting
On April 4, 2006 the Annual General Meeting of Metso Corporation approved the accounts for 2005 and discharged the members of the Board of Directors and the President and CEO from liability for the 2005 financial year. The Annual General Meeting approved the proposals of the Board of Directors concerning authorizations to resolve to repurchase and dispose of the Corporation’s own shares. The Annual General Meeting also authorized the Board to make decisions on increasing the share capital by issuing new shares, convertible bonds and/or stock options.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected as Chairman of the Board and Jaakko Rauramo was re-elected as Vice Chairman. Christer Gardell and Yrjö Neuvo were elected as new members of the Board. The Board members re-elected were Svante Adde, Maija-Liisa Friman and Satu Huber. The term of office of Board members lasts until the end of the next Annual General Meeting.
The Annual General Meeting decided that the annual remuneration of Board members be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee, including committee meetings, be EUR 500 per meeting.
PricewaterhouseCoopers Oy, a firm of Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation until the end of the next Annual General Meeting.

The Annual General Meeting decided to pay a dividend of EUR 1.40 per share for the financial year which ended on December 31, 2005. The dividend was paid on April 20, 2006.
Nomination Committee’s proposal of Metso Board members
The Nomination Committee established by Metso’s Annual General Meeting on April 4, 2006, proposes to the next Annual General Meeting, scheduled to be held on April 3, 2007, that the number of board members will remain at seven.
The Nomination Committee proposes that, of the current Board members, Svante Adde, Maija-Liisa Friman, Christer Gardell, Matti Kavetvuo, Yrjö Neuvo and Jaakko Rauramo will be re-elected. It is proposed that Matti Kavetvuo will continue as Chairman of the Board and Jaakko Rauramo as Vice Chairman. It is also proposed that Eva Liljeblom, Professor at the Swedish School of Economics and Business Administration, Helsinki, Finland, will be elected as a new member of the Metso Board.
The Nomination Committee proposes that the annual fees paid to Board members will remain unchanged.
The Nomination Committee notes that a personnel representative will participate as an external expert in the Metso Board meetings also in the next Board term within the limitations imposed by Finnish law. The new Board will invite the personnel representative as its external expert in April 2007.
The members of the Nomination Committee were Markku Tapio (Chairman of the Nomination Committee), Director General, State Shareholdings unit (State of Finland), Harri Sailas, CEO (Ilmarinen Mutual Pension Insurance Company), Mikko Koivusalo, Director, Investments (Varma Mutual Pension Insurance Company) and Henry Wiklund, Managing Director (Svenska litteratursällskapet i Finland r.f.). Matti Kavetvuo, Chairman of Metso’s Board of Directors, served as the Committee’s expert member. The fourth biggest shareholder, Odin Norden, did not nominate its representative for the Nomination Committee. Thus the right to nominate was transferred to the next largest shareholder, Svenska litteratursällskapet i Finland r.f.
Share capital and market capitalization
A total of 65,000 shares were subscribed with 2003A stock options on December 7-11, 2006. As a result of the registration of share subscriptions made with the 2003A stock options, Metso’s share capital increased to EUR 240,923,343.80 on December 21, 2006. At the end of 2006, the number of shares was 141,719,614, including 60,841 own shares held by the Parent Company, and 300,000 shares held by a separate partnership company included in Metso’s consolidated financial statements. These 360,841 shares together represent 0.25 percent of the total shares and votes.
The shares held by the Parent Company were purchased in 1999 at a total purchase price of EUR 654,813. The partnership acquired its shareholding in 2006 at a total purchase price of EUR 10,989,900. The number of outstanding shares at the end of the year was 141,358,773, and their average number in 2006 was 141,580,759.
Metso’s market capitalization increased from the end of 2005 by EUR 2,132 million and was EUR 5,406 million at the end of 2006, excluding the own shares.
Share ownership plan
Metso has a share ownership plan for the strategy period 2006-2008.
The 2006 share ownership plan was originally directed to 55 Metso managers, and it covered a maximum total of 94,985 shares. After the financial year was closed, the plan was extended to cover an additional six Metso managers. Based on the 2006 earnings period, by the end of March 2007 a maximum total of 100,601 shares will be distributed. The entire Metso Executive Team is included in the sphere of the incentive plan, and they can be rewarded with a maximum of 25,955 shares. The reward from the plan is based on the achieved operating profit of Metso Corporation and its business areas in 2006.
If the value of Metso’s share, determined as the average price of the share during the first two full weeks of March 2007, exceeds EUR 38, the number of grantable shares will be decreased by a corresponding ratio.
Repurchase of own shares
Metso Corporation’s Annual General Meeting on April 4, 2006 authorized Metso Corporation’s Board of Directors to resolve to repurchase the Corporation’s own shares with its distributable funds provided that the combined nominal value of the shares thus acquired corresponds to no more than 5 percent of the Corporation’s total share capital at the moment of acquisition.
The authorization entitled the Board to repurchase the Corporation’s own shares among other things for use in the above mentioned share ownership plan. According to the authorization, the shares were to be acquired through public securities trading on the Helsinki Stock Exchange, at the share price prevailing on the day of acquisition.
Metso Corporation’s Board of Directors decided to outsource the administration of the share ownership plan to a partnership (MEO1V Incentive Ky) included in Metso’s consolidated financial statements, which purchased the 300,000 Metso shares required to implement the share ownership plan. These shares were purchased on the Helsinki Stock Exchange during the period December 8-13, 2006 at an average price of EUR 36.63 per share.
Metso Paper

EUR million	Q4/06	Q4/05	Change %	2006	2005	Change %
Net sales	678	510	33	1,947	1,702	14
Operating profit	29.9	27.7	8	110.2	90.9	21
% of net sales	4.4	5.4		5.7	5.3
Capital employed, Dec 31				617	329	88
Gross capital expenditure				48	34	41
Research and development expenses				60	51	18
Orders received	644	753	(14)	2,139	1,993	7
Order backlog, Dec 31				2,165	1,267	71
Personnel, Dec 31				10,867	8,201	33
Metso Paper’s net sales grew by 14 percent on the comparison year and totaled EUR 1,947 million. Growth was achieved in all business lines. Aftermarket operations accounted for 31 percent of net sales (35% in 2005). The increase in project and equipment deliveries reduced the proportional share of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 2 percent.
Metso Paper’s operating profit was EUR 110.2 million, or 5.7 percent of net sales. The improvement in operating profit derived mainly from the Tissue Business Line. The operating profit was weakened by expenses of EUR 10 million recognized in the last quarter, related to business reorganizations in Italy and the USA, and to the integration of the Pulping and Power businesses.

The value of orders received by Metso Paper increased by 7 percent on the comparison period and totaled EUR 2,139 million. The orders of tissue machines grew relatively the most. In 2006, Metso Paper received a total of seven new paper and board machine orders, six tissue machine orders and ten fiber process orders. At the end of year the order backlog was EUR 2,165 million. The order backlog includes the EUR 727 million order backlog of the Pulping and Power businesses acquired in December. Metso Paper’s order backlog increased by 13 percent, excluding the effect of the acquired Pulping and Power businesses.
The acquisitions made in 2006 increased Metso Paper’s personnel by about 2,600 people.
Metso Minerals

EUR million	Q4/06	Q4/05	Change %	2006	2005	Change %
Net sales	623	517	21	2,174	1,735	25
Operating profit	79.4	52.6	51	286.0	177.6	61
% of net sales	12.7	10.2		13.2	10.2
Capital employed, Dec 31				949	895	6
Gross capital expenditure				66	55	20
Research and development expenses				13	11	18
Orders received	697	568	23	2,630	1,936	36
Order backlog, Dec 31				1,254	852	47
Personnel, Dec 31				9,170	8,521	8
Metso Minerals’ net sales rose by 25 percent on the comparison year and totaled EUR 2,174 million. The deliveries of the Crushing and Screening Business Line and the Minerals Processing Business Line grew strongly. The growth was relatively strongest in the Recycling Business Line. Metso Minerals’ aftermarket operations accounted for 43 percent of net sales (46% in 2005). The growth of project and equipment deliveries reduced the relative proportion of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 17 percent.
The operating profit of Metso Minerals increased to EUR 286.0 million, which was 13.2 percent of net sales. Profitability improved the most in the Crushing and Screening Business Line, the Minerals Processing Business Line and the Recycling Business Line, due to strong volume growth, improved price levels and a more efficient supply chain.
The value of orders received by Metso Minerals increased by 36 percent and totaled EUR 2,630 million. Growth was the strongest in the Minerals Processing and the Crushing and Screening Business Lines, primarily due to the excellent demand from the mining industry. The largest orders in 2006 included a grate kiln system for LKAB in Sweden, a bulk materials handling system and process equipment for Brazil, and grinding mills and mining crushers for Boddington Gold Mine (BGM) in Australia. The order backlog increased by 47 percent on the end of 2005 and was EUR 1,254 million at the end of 2006.
Metso Automation

EUR million	Q4/06	Q4/05	Change %	2006	2005	Change %
Net sales	193	163	18	613	584	5
Operating profit	31.8	23.4	36	86.7	80.7	7
% of net sales	16.5	14.4		14.1	13.8

EUR million	Q4/06	Q4/05	Change %	2006	2005	Change %
Capital employed, Dec 31				149	125	19
Gross capital expenditure				9	11	(18)
Research and development expenses				29	29	0
Orders received	162	150	8	717	580	24
Order backlog, Dec 31				276	179	54
Personnel, Dec 31				3,352	3,169	6
Metso Automation’s net sales increased by 5 percent on the comparison year and totaled EUR 613 million. The last quarter’s delivery volumes of valves and field device systems increased to a record high. For the entire year, the net sales growth mainly originated from North America. Aftermarket operations accounted for 23 percent of net sales (24% in 2005). Measured in euros, the volume of aftermarket operations remained at the previous year’s level.
Metso Automation’s operating profit was EUR 86.7 million, or 14.1 percent of net sales. The operating profit improvement on the previous year originated from North America. The high operating profit margin of the final quarter was due to the strong volume leverage.
The value of Metso Automation’s orders increased by 24 percent on the comparison period and totaled EUR 717 million. In particular, the orders of valves and field device systems grew. The largest orders in 2006 included valve deliveries for a Saudi Arabian oil company, an automation system for the Lagisza power plant in Poland, an automated control and shut-off valve delivery for Botnia S.A.’s pulp mill in Uruguay, and an automation package for Guangzhou Paper’s paper making line in China. The order backlog rose by 54 percent on the end of 2005 and was EUR 276 million at the end of 2006.
Metso Ventures

EUR million	Q4/06	Q4/05	Change %	2006	2005	Change %
Net sales	92	88	5	332	284	17
Operating profit (loss)	(5.6)	4.7	—	1.7	10.8	(84)
% of net sales	(6.1)	5.3		0.5	3.8
Capital employed, Dec 31				55	78	(29)
Gross capital expenditure				7	15	(53)
Research and development expenses				6	5	20
Orders received	83	100	(17)	332	324	2
Number of cars produced	8,236	7,307	13	32,393	21,233	53
Order backlog, Dec 31				96	104	(8)
Personnel, Dec 31				1,967	1,993	(1)
Metso Ventures’ net sales rose by 17 percent on the comparison year and totaled EUR 332 million. The increase in net sales originated mainly from Valmet Automotive, whose production output was one and a half times greater than in 2005.
Metso Ventures’ operating profit decreased on the comparison year and was EUR 1.7 million, or 0.5 percent of net sales. Valmet Automotive’s profitability improved clearly. Metso Panelboard generated a loss, as a result of which restructuring of its operations was started. EUR 9 million in nonrecurring expenses related to Metso Panelboard were recognized for the last quarter of 2006, of which EUR 2 million were related to redundancies and EUR 7 million to goodwill impairment. In

December, Metso completed the divestment of Metso Powdermet AB to Sandvik of Sweden. Related to the transaction, Metso Ventures recognized a sales gain of EUR 10 million for the fourth quarter.
The value of orders received by Metso Ventures was EUR 332 million and the order backlog totaled EUR 96 million at the end of 2006.
Metso dismantled the Metso Ventures business area on January 1, 2007, and transferred Metso Ventures’ businesses to Metso Paper and Metso Minerals excluding Valmet Automotive, which will be reported as a separate financial holding unit under Metso Corporation.
As a result of the weakened car market, the daily car output of Valmet Automotive will decrease in stages to 102 cars per day by early April 2007. In December, Valmet Automotive announced a reduction of 222 employees. After the reductions to be implemented in the spring 2007, the personnel of the car plant will number a little over 800.
Short-term outlook
The overall market situation for Metso is expected to remain favorable in 2007.
The overall market outlook for Metso Paper is expected to be satisfactory in 2007. The demand for new fiber and tissue lines as well as related rebuilds and aftermarket services is expected to slightly soften from the good level in 2006, except for South America and Asia where the markets for new fiber lines are expected to remain good. The demand for new paper and board machines, as well as rebuilds and aftermarket services is expected to remain satisfactory also in 2007. The strong demand is expected to continue in Asia. The demand for power production solutions, especially related to biomass utilization, is expected to remain excellent.
Metso Minerals’ markets for both new equipment and aftermarket services are expected to remain excellent in mining and metal recycling. In the mining industry, the trend is towards large equipment and projects. The demand for Metso Minerals’ new equipment for the construction industry is expected to soften from excellent to good in 2007. This is mainly due to the leveling-off of North American aggregates demand. On the other hand, the demand for aftermarket services within construction segment is expected to continue excellent thanks to the active spare and wear part markets for the installed base.
The demand for Metso Automation’s process automation systems for the pulp and paper industry is estimated to get slightly stronger. The demand for flow control systems is expected to continue good in the pulp and paper industry and excellent in the power, oil and gas industry. The markets for process automation systems in the power industry are expected to continue to be good.
Thanks to the strong order backlog, continuing favorable market situation and the expanded business scope, Metso’s net sales in 2007 are estimated to grow by more than 20 percent on 2006, and the operating profit is estimated to clearly improve. At present, it is estimated that the operating profit margin in 2007 will be slightly below Metso’s over 10 percent target. This is primarily due to the high first-year amortization of intangible assets, integration costs and only partially materializing synergy benefits related to the acquisition of the Pulping and Power businesses.
The estimates concerning Metso’s net sales and operating profit do not include changes resulting from any future acquisitions or divestitures.
Board of Directors’ proposal for the distribution of profit
The Parent Company’s distributable funds totaled EUR 406,751,418.41 on December 31, 2006, of which the net profit from the year 2006 is EUR 141,164,124.02.

The Board proposes to the Annual General Meeting that a dividend of EUR 1.50 per share be distributed for the year ended on December 31, 2006, and that the remaining distributable funds will be placed in the retained earnings.
The dividend record date for the proposed dividend is April 10, 2007 and the dividend will be paid on April 17, 2007. All the shares existing on the dividend record date are entitled to dividend for the year 2006, except for the own shares held by the Parent Company.
Annual General Meeting 2007
The Annual General Meeting of Metso Corporation will be held at 2 p.m. on Tuesday, April 3, 2007 at The Helsinki Fair Centre (Messukeskus) in Helsinki, Finland.
Helsinki, February 7, 2007
Metso Corporation’s Board of Directors

The financial statements review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Net sales	1,538	1,254	4,955	4,221
Cost of goods sold	(1,179)	(939)	(3,659)	(3,110)
Gross profit	359	315	1,296	1,111
Selling, general and administrative expenses	(235)	(218)	(846)	(794)
Other operating income and expenses, net	0	2	6	12
Share in profits of associated companies	1	0	1	1
Reversal of Finnish pension liability	—	3	—	5
Operating profit	125	102	457	335
% of net sales	8,1%	8,1%	9,2%	7,9%
Financial income and expenses, net	(8)	(10)	(36)	(43)
Profit on continuing operations before tax	117	92	421	292
Income taxes on continuing operations	5	(24)	(11)	(72)
Profit on continuing operations	122	68	410	220
Profit (loss) on discontinued operations	—	—	—	17
Profit (loss)	122	68	410	237

Profit (loss) attributable to minority interests	0	0	1	1
Profit (loss) attributable to equity shareholders	122	68	409	236
Profit (loss)	122	68	410	237

Earnings per share from continuing operations, EUR
Basic	0.86	0.47	2.89	1.57
Diluted	0.86	0.47	2.89	1.57

Earnings per share from discontinued operations, EUR
Basic	—	—	—	0.12
Diluted	—	—	—	0.12

Earnings per share from continuing and discontinued operations, EUR
Basic	0.86	0.47	2.89	1.69
Diluted	0.86	0.47	2.89	1.69

CONSOLIDATED BALANCE SHEETS
ASSETS

	Dec 31, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Non-current assets
Intangible assets
Goodwill	768	498
Other intangible assets	274	99
	1,042	597

Property, plant and equipment
Land and water areas	57	58
Buildings and structures	221	220
Machinery and equipment	318	286
Assets under construction	19	17
	615	581

Financial and other assets
Investments in associated companies	19	20
Available-for-sale equity investments	15	12
Loan and other interest bearing receivables	6	5
Available-for-sale financial assets	5	34
Deferred tax asset	228	163
Other non-current assets	33	39
	306	273

Total non-current assets	1,963	1,451

Current assets
Inventories	1,112	888

Receivables
Trade and other receivables	1,218	918
Cost and earnings of projects under construction in excess of advance billings	284	173

	Dec 31, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Loan and other interest bearing receivables	2	2
Available-for-sale financial assets	10	135
Tax receivables	16	14
	1,530	1,242

Cash and cash equivalents	353	323

Total current assets	2,995	2,453

Assets held for sale	—	—

TOTAL ASSETS	4,958	3,904
SHAREHOLDERS’ EQUITY AND LIABILITIES

	Dec 31, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Equity
Share capital	241	241
Share premium reserve	77	76
Cumulative translation differences	(45)	(9)
Fair value and other reserves	432	424
Retained earnings	763	553
Equity attributable to shareholders	1,468	1,285

Minority interests	6	7

Total equity	1,474	1,292

Liabilities
Non-current liabilities
Long-term debt	605	593
Post employment benefit obligations	157	157
Deferred tax liability	57	20
Provisions	53	33
Other long-term liabilities	2	7
Total non-current liabilities	874	810

Current liabilities

	Dec 31, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Current portion of long-term debt	93	160
Short-term debt	132	35
Trade and other payables	1,238	925
Provisions	213	191
Advances received	655	312
Billings in excess of cost and earnings of projects under construction	222	146
Tax liabilities	57	33
Total current liabilities	2,610	1,802

Liabilities held for sale	—	—

Total liabilities	3,484	2,612

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,958	3,904

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	605	593
Short-term interest bearing debt	225	195
Cash and cash equivalents	(353)	(323)
Other interest bearing assets	(23)	(176)
Total	454	289
CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Cash flows from operating activities:
Profit (loss)	122	68	410	237
Adjustments to reconcile profit (loss) to net cash provided by operating activities

Depreciation	27	26	105	102
Provisions / Efficiency improvement programs	(3)	(2)	(7)	(12)
Interests and dividend income	4	6	26	39
Income taxes	(5)	24	11	72
Other	1	3	7	(14)

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Change in net working capital	(34)	(52)	(18)	(170)
Cash flows from operations	112	73	534	254
Interest paid and dividends received	(21)	(15)	(24)	(40)
Income taxes paid	(17)	(15)	(68)	(50)
Net cash provided by (used in) operating activities	74	43	442	164
Cash flows from investing activities:
Capital expenditures on fixed assets	(41)	(32)	(129)	(104)
Proceeds from sale of fixed assets	3	7	14	46
Business acquisitions, net of cash acquired	(268)	(1)	(277)	(14)
Proceeds from sale of businesses, net of cash sold	13	—	13	95
(Investments in) proceeds from sale of financial assets	41	(46)	154	(111)
Other	(1)	(1)	(2)	(2)
Net cash provided by (used in) investing activities	(253)	(73)	(227)	(90)
Cash flows from financing activities:

Share options exercised	1	—	1	72
Redemption of own shares	(11)	—	(11)	—
Dividends paid	—	—	(198)	(48)
Net funding	49	12	35	(158)
Other	—	—	(6)	(2)
Net cash provided by (used in) financing activities	39	12	(179)	(136)
Net increase (decrease) in cash and cash equivalents	(140)	(18)	36	(62)
Effect from changes in exchange rates	—	1	(6)	13
Cash and cash equivalents at beginning of period	493	340	323	372
Cash and cash equivalents at end of period	353	323	353	323

Free cash flow

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Net cash provided by operating activities	74	43	442	164
Capital expenditures on fixed assets	(41)	(32)	(129)	(104)
Proceeds from sale of fixed assets	3	7	14	46
Free cash flow	36	18	327	106
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

						Equity
		Share	Cumulative	Fair value		attributable
	Share	premium	translation	and other	Retained	to	Minority	Total
	capital	reserve	adjustments	reserves	earnings	shareholders	interest	equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at Jan 1, 2005	232	14	(48)	435	364	997	5	1,002

Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	62	—	—	—	71	—	71
Translation differences	—	—	60	—	—	60	—	60
Net investment hedge gains (losses)	—	—	(21)	—	—	(21)	—	(21)
Cash flow hedges, net of tax	—	—	—	(11)	—	(11)	—	(11)
Available-for- sale equity investments, net of tax	—	—	—	0	—	0	—	0

Other	—	—	—	0	1	1	1	2
Net profit for the period	—	—	—	—	236	236	1	237
Balance at Dec 31, 2005	241	76	(9)	424	553	1,285	7	1,292

Dividends	—	—	—	—	(198)	(198)	—	(198)
Share options exercised	0	1	—	—	—	1	—	1
Translation differences	—	—	(59)	—	—	(59)	—	(59)
Net investment hedge gains (losses)	—	—	22	—	—	22	—	22
Cash flow hedges, net of tax	—	—	—	16	—	16	—	16
Available-for- sale equity investments, net of tax	—	—	—	1	—	1	—	1
Redemption of own shares	—	—	—	(11)	—	(11)	—	(11)
Other	—	—	1	2	(1)	2	(2)	0
Net profit for the period	—	—	—	—	409	409	1	410
Balance at Dec 31, 2006	241	77	(45)	432	763	1,468	6	1,474

Acquisition of Pulping and Power businesses of Aker Kvaerner
On December 29, 2006 Metso completed the acquisition of the Pulping and Power businesses of Aker Kvaerner, after clearance was received from the European Commission. The acquired businesses were consolidated into Metso Paper’s balance sheet from the date of the acquisition.
Part of the excess purchase price, EUR 154 million, was allocated to intangible assets, representing the calculated fair values of acquired customer base, new technology and order backlog. The remaining goodwill arising from the acquisition, EUR 271 million, is based on significant synergy benefits and widened business portfolio offering Metso potential to expand its operations into new markets and customer segments.
Had the acquisition occurred on January 1, 2006, Metso’s net sales would have increased by EUR 600 million. The calculation of pro forma net income of the acquired businesses would be impracticable considering the effects of the acquisition cost.
Preliminary details of the acquired net assets and goodwill are as follows:

	Carrying	Fair value
	amount	allocations	Fair value
(Millions)	EUR	EUR	EUR
Intangible assets	6	154	160
Property, plant and equipment	25	—	25
Inventories	52	—	52
Trade and other receivables	186	—	186
Other assets	26	—	26
Minority interests	(1)	—	(1)
Advances received	(216)	—	(216)
Deferred tax liabilities	(4)	(41)	(45)
Other liabilities assumed	(169)	—	(169)
Non-interest bearing net assets	(95)	113	18

Cash and cash equivalents	247	—	247
Debt assumed	(195)	—	(195)
Purchase price	(335)	—	(335)

	Carrying	Fair value
	amount	allocations	Fair value
(Millions)	EUR	EUR	EUR
Costs related to acquisition	(6)	—	(6)
Goodwill	384	(113)	271

Purchase price settled in cash			(307)
Settlement of acquired debt			(195)
Costs related to acquisition			(6)
Cash and cash equivalents acquired			247
Cash outflow on acquisition for 2006			(261)

Estimated purchase price payable			(28)
Total cash outflow on acquisition			(289)
Other acquisitions
At the end of August, 2006 Metso completed the acquisition of a Chinese paper machine manufacturer Shanghai-Chenming Paper Machinery Co. Ltd. at a cash price of EUR 12 million and debt assumed EUR 19 million. The company is consolidated into Metso Paper from September 1, 2006.
Metso acquired in September 2006 the business operations of two Swedish companies Svensk Gruvteknik AB and Svensk Pappersteknik AB at a total price of EUR 4 million. The acquired businesses were transferred into Metso on October 1, 2006 and they are included in the figures of Metso Minerals and Metso Paper from that date.
In December Metso acquired the remaining 35% minority interest of Metso-SHI Co., Ltd. in Japan from Sumitomo Heavy Industries. The price of the transaction was EUR 2 million.
For the year ended December 31, 2006, the net sales of acquired businesses described above, which have been included in Metso’s consolidated financial statements, amounted to EUR 6 million and their net loss was EUR 2 million. Had the acquisitions occurred on January 1, 2006, Metso’s net sales would have increased by EUR 15 million and net income would have decreased by EUR 8 million.
In August 2005, Metso acquired Texas Shredder, Inc., a U.S. supplier of metal shredder products located in San Antonio, Texas. The total acquisition price was EUR 14 million. Texas Shredder is included in Metso Minerals’ figures from the beginning of September, 2005.
In 2005, Metso also made some minor acquisitions in Spain to strengthen its aftermarket and maintenance services within pulp and paper industry. The acquired businesses are included in Metso Paper’s figures from the date of their acquisition.
For the year ended December 31, 2005, the net sales of the businesses acquired in 2005, which have been included in Metso’s consolidated financial statements, amounted to EUR 23 million and their net income was EUR 1 million. Had the acquisitions occurred on January 1, 2005, Metso’s net sales for 2005 would have increased by EUR 38 million and there would have been no effect on Metso’s net income for 2005.

Information on other acquisitions for the years ended December 31, 2005 and 2006 is as follows:

	2006	2005
(Millions)	EUR	EUR
Intangible assets	4	8
Property, plant and equipment	24	2
Inventories	5	6
Trade and other receivables	0	8
Other assets	1	3
Minority interests	2	(1)
Advances received	(6)	0
Deferred tax liabilities	0	(3)
Other liabilities assumed	(8)	(12)
Non-interest bearing net assets	22	11

Cash and cash equivalents acquired	2	2
Debt assumed	(19)	0
Purchase price	(18)	(16)
Costs related to acquisitions	0	0
Goodwill	13	3

Purchase price settled in cash	(18)	(16)
Costs related to acquisitions	0	0
Cash and cash equivalents acquired	2	2
Cash outflow on acquisitions	(16)	(14)
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	Dec 31, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Mortgages on corporate debt	14	3
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	0
Guarantees on behalf of associated company obligations	—	—
Other guarantees	6	5

Repurchase and other commitments	10	12
Lease commitments	166	125

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	Dec 31, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Forward exchange rate contracts	1,357	1,159
Interest rate and currency swaps	1	2
Currency swaps	1	1
Interest rate swaps	143	183
Interest rate futures contracts	—	20
Option agreements
Bought	7	29
Sold	6	55
The notional amount of electricity forwards was 475 GWh as of December 31, 2006 and 354 GWh as of December 31, 2005. The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-12/2006	1-12/2005
Earnings per share from continuing operations, EUR	2.89	1.57
Earnings per share from discontinued operations, EUR	—	0.12
Earnings per share from continuing and discontinued operations, EUR	2.89	1.69

Equity/share at end of period, EUR	10.38	9.08
Return on equity (ROE), % (annualized)	30.3	20.9
Return on capital employed (ROCE), % (annualized)	22.2	18.8
Equity to assets ratio at end of period, %	36.1	37.5
Gearing at end of period, %	30.8	22.4

Free cash flow	327	106
Free cash flow/share	2.31	0.76

	1-12/2006	1-12/2005
Gross capital expenditure of continuing operations (excl. business acquisitions)	131	107
Business acquisitions, net of cash acquired	277	14
Depreciation and amortization of continuing operations	105	102
Number of outstanding shares at end of period (thousands)	141,359	141,594
Average number of shares (thousands)	141,581	139,639
Average number of diluted shares (thousands)	141,600	139,665
EXCHANGE RATES USED

	1-12/	1-12/	Dec 31,	Dec 31,
	2006	2005	2006	2005
USD (US dollar)	1.2630	1.2448	1.3170	1.1797
SEK (Swedish krona)	9.2533	9.2801	9.0404	9.3885
GBP (Pound sterling)	0.6819	0.6839	0.6715	0.6853
CAD (Canadian dollar)	1.4267	1.5097	1.5281	1.3725
BRL (Brazilian real)	2.7375	3.0459	2.8105	2.7446
BUSINESS AREA INFORMATION
NET SALES

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	678	510	1,947	1,702	14.4
Metso Minerals	623	517	2,174	1,735	25.3
Metso Automation	193	163	613	584	5.0
Metso Ventures	92	88	332	284	16.9
Intra Metso net sales	(48)	(24)	(111)	(84)
Metso total	1,538	1,254	4,955	4,221	17.4
OTHER OPERATING INCOME (+) AND EXPENSES (–), NET

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	(0.5)	(2.1)	(1.2)	(4.6)
Metso Minerals	0.6	2.4	5.9	6.7
Metso Automation	0.4	(0.5)	0.3	(0.9)
Metso Ventures	0.2	(0.2)	0.4	3.4
Corporate office and other	(1.1)	2.4	0.4	7.4
Metso total	(0.4)	2.0	5.8	12.0
SHARE IN PROFITS OF ASSOCIATED COMPANIES

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	0.7	0.3	1.6	2.3
Metso Minerals	0.0	0.2	0.1	0.2
Metso Automation	0.2	0.1	0.8	0.5
Metso Ventures	(0.4)	(0.2)	(1.6)	(1.7)
Corporate office and other	—	—	—	—
Metso total	0.5	0.4	0.9	1.3
REVERSAL OF FINNISH PENSION LIABILITY TEL

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	—	2.0	—	3.2
Metso Minerals	—	0.2	—	0.4
Metso Automation	—	0.4	—	0.8
Metso Ventures	—	0.4	—	0.6
Corporate office and other	—	0.1	—	0.1
Metso total	—	3.1	—	5.1
OPERATING PROFIT (LOSS)

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	29.9	27.7	110.2	90.9	21.2
Metso Minerals	79.4	52.6	286.0	177.6	61.0
Metso Automation	31.8	23.4	86.7	80.7	7.4
Metso Ventures	(5.6)	4.7	1.7	10.8	(84.3)
Corporate office and other	(10.5)	(6.9)	(27.4)	(25.0)	9.6
Metso total	125.0	101.5	457.2	335.0	36.5
OPERATING PROFIT (LOSS), % OF NET SALES

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
	%	%	%	%
Metso Paper	4.4	5.4	5.7	5.3
Metso Minerals	12.7	10.2	13.2	10.2
Metso Automation	16.5	14.4	14.1	13.8
Metso Ventures	(6.1)	5.3	0.5	3.8
Metso total	8.1	8.1	9.2	7.9
ORDERS RECEIVED

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	644	753	2,139	1,993	7.3
Metso Minerals	697	568	2,630	1,936	35.8
Metso Automation	162	150	717	580	23.6
Metso Ventures	83	100	332	324	2.5
Intra Metso orders received	(29)	(34)	(113)	(88)
Metso total	1,557	1,537	5,705	4,745	20.2

QUARTERLY INFORMATION
NET SALES

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	510	390	433	446	678
Metso Minerals	517	498	534	519	623
Metso Automation	163	134	140	146	193
Metso Ventures	88	78	84	78	92
Intra Metso net sales	(24)	(22)	(21)	(20)	(48)
Metso total	1,254	1,078	1,170	1,169	1,538
OTHER OPERATING INCOME (+) AND EXPENSES (–), NET

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(2.1)	0.4	1.7	(2.8)	(0.5)
Metso Minerals	2.4	2.2	3.1	0.0	0.6
Metso Automation	(0.5)	0.2	0.1	(0.4)	0.4
Metso Ventures	(0.2)	0.6	0.1	(0.5)	0.2
Corporate office and other	2.4	(1.8)	2.9	0.4	(1.1)
Metso total	2.0	1.6	7.9	(3.3)	(0.4)
OPERATING PROFIT (LOSS)

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	27.7	20.9	27.2	32.2	29.9
Metso Minerals	52.6	59.9	70.8	75.9	79.4
Metso Automation	23.4	15.3	19.6	20.0	31.8
Metso Ventures	4.7	5.7	2.5	(0.9)	(5.6)
Corporate office and other	(6.9)	(6.4)	(3.7)	(6.8)	(10.5)
Metso total	101.5	95.4	116.4	120.4	125.0

CAPITAL EMPLOYED

	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	329	239	273	255	617
Metso Minerals	895	921	924	940	949
Metso Automation	125	123	132	130	149
Metso Ventures	78	75	71	85	55
Corporate office and other	653	780	655	743	534
Metso total	2,080	2,138	2,055	2,153	2,304
ORDERS RECEIVED

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	753	496	527	472	644
Metso Minerals	568	681	620	632	697
Metso Automation	150	191	181	183	162
Metso Ventures	100	103	84	62	83
Intra Metso orders received	(34)	(34)	(22)	(28)	(29)
Metso total	1,537	1,437	1,390	1,321	1,557
ORDER BACKLOG

	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1,267	1,372	1,453	1,482	2,165
Metso Minerals	852	1,021	1,078	1,189	1,254
Metso Automation	179	234	272	309	276
Metso Ventures	104	129	128	115	96
Intra Metso order backlog	(52)	(64)	(67)	(73)	(54)
Metso total	2,350	2,692	2,864	3,022	3,737

PERSONNEL

	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,
	2005	2006	2006	2006	2006
Metso Paper	8,201	8,233	8,640	8,766	10,867
Metso Minerals	8,521	8,650	8,847	8,892	9,170
Metso Automation	3,169	3,170	3,341	3,315	3,352
Metso Ventures	1,993	2,031	2,054	2,040	1,967
Corporate office and Shared services	294	319	339	329	322
Metso total	22,178	22,403	23,221	23,342	25,678
Key figures, Metso Ventures

Metso Panelboard	1-12/2006	1-12/2005
(Millions)	EUR	EUR
Net sales	115	112
Operating loss	(23.3)	(2.7)
Capital employed at end of period	(6)	16
Order backlog at end of period	42	50
Personnel at end of period	282	281

Metso Foundries	1-12/2006	1-12/2005
(Millions)	EUR	EUR
Net sales	95	82
Operating profit	4.9	5.3
Capital employed at end of period	35	30
Order backlog at end of period	51	45
Personnel at end of period	657	618

Valmet Automotive	1-12/2006	1-12/2005
(Millions)	EUR	EUR
Net sales	109	78
Operating profit	11.7	5.9
Capital employed at end of period	23	30
Amount of vehicles produced	32,393	21,233
Personnel at end of period	1,013	1,068
BUSINESS AREA INFORMATION BY NEW ORGANIZATION STRUCTURE (1.1.2007)
In September 2006, Metso announced that it would dismantle the Metso Ventures business area as of January 1, 2007. Two of Metso Ventures’ three foundries were transferred under Metso Paper and one under Metso Minerals. Metso Panelboard became part of Metso Paper. Metso Powdermet Oy became part of Metso Minerals and Metso Powdermet AB that was disposed of as of Dec 29, 2006, is reported as part of Corporate Office and other. Valmet Automotive is reported as part of the Corporate office and others group. Segment information in accordance with the new organization structure is presented in the tables below.
NET SALES

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	717	554	2,092	1,842	13.6
Metso Minerals	630	523	2,199	1,756	25.2
Metso Automation	193	163	613	584	5.0
Valmet Automotive	28	25	109	77	41.6
Corporate office and other	3	3	10	9	11.1
Corporate office and others total	31	28	119	86	38.4
Intra Metso net sales	(33)	(14)	(68)	(47)
Metso total	1,538	1,254	4,955	4,221	17.4
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	(10.4)	(2.3)	(11.0)	(4.9)
Metso Minerals	10.7	2.4	16.1	6.8
Metso Automation	0.4	(0.5)	0.3	(0.9)

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Valmet Automotive	0.0	0.0	0.0	0.0
Corporate office and other	(1.1)	2.4	0.4	11.0
Corporate office and others total	(1.1)	2.4	0.4	11.0
Metso total	(0.4)	2.0	5.8	12.0
SHARE IN PROFITS OF ASSOCIATED COMPANIES

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	0.7	0.3	1.7	2.3
Metso Minerals	0.0	0.2	0.1	0.2
Metso Automation	0.2	0.1	0.8	0.5
Valmet Automotive	—	—	—	—
Corporate office and other	(0.4)	(0.2)	(1.7)	(1.7)
Corporate office and others total	(0.4)	(0.2)	(1.7)	(1.7)
Metso total	0.5	0.4	0.9	1.3
REVERSAL OF FINNISH PENSION LIABILITY (TEL)

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
(Millions)	EUR	EUR	EUR	EUR
Metso Paper	—	2.2	—	3.4
Metso Minerals	—	0.2	—	0.4
Metso Automation	—	0.4	—	0.8
Valmet Automotive	—	0.2	—	0.4
Corporate office and other	—	0.1	—	0.1
Corporate office and others total	—	0.3	—	0.5
Metso total	—	3.1	—	5.1
OPERATING PROFIT (LOSS)

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	13.2	26.9	89.8	91.5	(1.9)
Metso Minerals	90.0	52.9	297.7	179.4	65.9
Metso Automation	31.8	23.4	86.7	80.7	7.4
Valmet Automotive	1.0	5.8	11.7	6.0	95.0
Corporate office and other	(11.0)	(7.5)	(28.7)	(22.6)	27.0
Corporate office and others total	(10.0)	(1.7)	(17.0)	(16.6)	2.4
Metso total	125.0	101.5	457.2	335.0	36.5
OPERATING PROFIT (LOSS), % OF NET SALES

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005
	%	%	%	%
Metso Paper	1.8	4.9	4.3	5.0
Metso Minerals	14.3	10.1	13.5	10.2
Metso Automation	16.5	14.4	14.1	13.8
Valmet Automotive	3.6	23.2	10.7	7.8
Corporate office and other	N/A	N/A	N/A	N/A
Corporate office and others total	N/A	N/A	N/A	N/A
Metso total	8.1	8.1	9.2	7.9
ORDERS RECEIVED

	10-12/	10-12/	1-12/	1-12/
	2006	2005	2006	2005	Change,
(Millions)	EUR	EUR	EUR	EUR	%
Metso Paper	677	807	2,276	2,164	5.2
Metso Minerals	705	573	2,655	1,963	35.3
Metso Automation	162	150	717	580	23.6
Valmet Automotive	28	26	109	78	39.7
Corporate office and other	4	4	15	12	25.0
Corporate office and others total	32	30	124	90	37.8
Intra Metso orders received	(19)	(23)	(67)	(52)
Metso total	1,557	1,537	5,705	4,745	20.2

QUARTERLY INFORMATION BY NEW ORGANIZATION STRUCTURE (1.1.2007)
NET SALES

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	554	417	469	489	717
Metso Minerals	523	503	541	525	630
Metso Automation	163	134	140	146	193
Valmet Automotive	25	31	28	22	28
Corporate office and other	3	3	2	2	3
Corporate office and others total	28	34	30	24	31
Intra Metso net sales	(14)	(10)	(10)	(15)	(33)
Metso total	1,254	1,078	1,170	1,169	1,538
OTHER OPERATING INCOME (+) AND EXPENSES (–), NET

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	(2.3)	0.9	1.7	(3.2)	(10.4)
Metso Minerals	2.4	2.3	3.2	(0.1)	10.7
Metso Automation	(0.5)	0.2	0.1	(0.4)	0.4
Valmet Automotive	0.0	0.0	0.0	0.0	0.0
Corporate office and other	2.4	(1.8)	2.9	0.4	(1.1)
Corporate office and others total	2.4	(1.8)	2.9	0.4	(1.1)
Metso total	2.0	1.6	7.9	(3.3)	(0.4)

OPERATING PROFIT (LOSS)

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	26.9	21.5	25.1	30.0	13.2
Metso Minerals	52.9	60.2	71.6	75.9	90.0
Metso Automation	23.4	15.3	19.6	20.0	31.8
Valmet Automotive	5.8	5.0	4.0	1.7	1.0
Corporate office and other	(7.5)	(6.6)	(3.9)	(7.2)	(11.0)
Corporate office and others total	(1.7)	(1.6)	0.1	(5.5)	(10.0)
Metso total	101.5	95.4	116.4	120.4	125.0
CAPITAL EMPLOYED

	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	363	266	300	292	631
Metso Minerals	907	934	939	955	967
Metso Automation	125	123	132	130	149
Valmet Automotive	30	32	28	31	23
Corporate office and other	655	783	656	745	534
Corporate office and others total	685	815	684	776	557
Metso total	2,080	2,138	2,055	2,153	2,304
ORDERS RECEIVED

	10-12/	1-3/	4-6/	7-9/	10-12/
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	807	544	564	491	677
Metso Minerals	573	686	628	636	705
Metso Automation	150	191	181	183	162
Valmet Automotive	26	31	28	22	28
Corporate office and other	4	2	3	6	4
Corporate office and others total	30	33	31	28	32
Intra Metso orders received	(23)	(17)	(14)	(17)	(19)
Metso total	1,537	1,437	1,390	1,321	1,557

ORDER BACKLOG

	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,
	2005	2006	2006	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR
Metso Paper	1,335	1,459	1,540	1,547	2,225
Metso Minerals	874	1,043	1,101	1,213	1,277
Metso Automation	179	234	272	309	276
Valmet Automotive	—	—	—	—	—
Corporate office and other	4	3	3	7	0
Corporate office and others total	4	3	3	7	0
Intra Metso order backlog	(42)	(47)	(52)	(54)	(41)
Metso total	2,350	2,692	2,864	3,022	3,737
PERSONNEL

	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,
	2005	2006	2006	2006	2006
Metso Paper	8,852	8,902	9,328	9,445	11,558
Metso Minerals	8,785	8,914	9,124	9,158	9,433
Metso Automation	3,169	3,170	3,341	3,315	3,352
Valmet Automotive	1,068	1,088	1,077	1,082	1,013
Corporate office and other	304	329	351	342	322
Corporate office and others total	1,372	1,417	1,428	1,424	1,335
Metso total	22,178	22,403	23,221	23,342	25,678
Notes to the Financial Statements Release
This Financial Statements Release has been prepared in accordance with IAS 34 ’Interim Financial Reporting’.
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments on its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact on its financial statements. Metso will begin to apply IFRS 7 and the related amendments to IAS 1 ’Presentation of Financial Statements’ from January 1, 2007.
In November 2006, IASB issued IFRS 8 ‘Operating Segments’. Metso does not expect the new disclosure requirements to have an impact to its financial statements. Metso will apply the standard for the financial year beginning on January 1, 2007 provided that it will receive the endorsement from EU.
Tax losses carried forward and related deferred tax assets as at December 31 stated by the most significant countries are as follows:

	Tax losses carried			Deferred tax asset
(Millions)	forward	Deferred tax asset	Not recorded	in balance sheet
2005	EUR	EUR	EUR	EUR
Finland	257	67	0	67
USA	154	59	59	0
Germany	63	23	0	23
Other	81	23	18	5
Total	555	172	77	95

	Tax losses carried			Deferred tax asset
2006	forward	Deferred tax asset	Not recorded	in balance sheet
(Millions)	EUR	EUR	EUR	EUR
Finland	164	43	0	43
USA	77	32	0	32
Germany	51	19	0	19
Other	92	27	10	17
Total	384	121	10	111
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 267 million Metso Corporation shares in 2006, equivalent to a turnover of EUR 8,123 million. The share price on December 31, 2006 was EUR 38.24. The highest quotation was EUR 38.65 and the lowest EUR 23.21.
The New York Stock Exchange traded 5 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 175 million. The price of an ADR on December 31, 2006 was USD 50.50. The highest quotation was USD 50.82 and the lowest USD 27.84.
Disclosures of changes in holdings

The following is a brief account of shareholders’ disclosures, received by Metso, of changes in holdings in the company during 2006.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,197,701 Metso shares/ADRs on January 9, 2006, corresponding to 5.08 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 9, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.02 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 10, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.42 percent of the voting rights of Metso Corporation on January 11, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,055,242 Metso shares/ADRs on January 19, 2006, corresponding to 4.98 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.15 percent of the share capital and 4.40 percent of the voting rights of Metso Corporation on February 7, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.79 percent of the share capital and 4.06 percent of the voting rights of Metso Corporation on February 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.98 percent of the share capital and voting rights of Metso Corporation on March 16, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.11 percent of the share capital and voting rights of Metso Corporation on March 20, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 3.98 percent of the share capital and voting rights of Metso Corporation on March 29, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.12 percent of the share capital and voting rights of Metso Corporation on April 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.84 percent of the share capital and voting rights of Metso Corporation on May 26, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed owned 5.03 percent of the share capital of Metso Corporation on July 31, 2006.
Marathon Asset Management LLP announced that they had 7,032,235 Metso shares on August 25, 2006, which corresponds to 4.96 percent of the share capital of Metso Corporation. Out of this holding, Marathon Asset Management LLP was in possession of 4,885,862 shares to which they had voting rights. This voting authority represents 3.45 percent of the total voting rights in Metso.
Fidelity Management Research Corporation announced that it together with its subsidiaries owned 4.95 percent of the share capital and voting rights of Metso Corporation on October 2, 2006.

J.P. Morgan Chase & Co. announced that the funds they managed held 7,070,989 Metso shares on October 30, 2006 corresponding to 4.99 percent of the paid up share capital of Metso Corporation.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,348,896 Metso shares on November 29, 2006 corresponding to 5.19 percent of the paid up share capital of Metso Corporation.
Metso’s Interim Reviews in 2007
Metso’s Interim Review for January–March will be published on April 27, 2007, Interim Review for January–June on July 26, 2007, and Interim Review for January–September on October 25, 2007. The printed Annual Report for 2006 will be published during the week starting on March 12, 2007.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact: Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010 Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.
Such factors include, but are not limited to:
  (1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
  (2) the competitive situation, especially significant technological solutions developed by competitors
  (3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
  (4) the success of pending and future acquisitions and restructuring.